Exhibit 99.39

MR. BLAKE RHODES JOINS THE BOARD OF DIRECTORS OF MAVERIX METALS

November 26, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that Mr. Blake Rhodes has been added to the Board of Directors.

Mr. Rhodes is the Vice President of Corporate Development at Newmont Mining Corporation (“Newmont”), a position he has held since January 2015. Mr. Rhodes joined Newmont in 1996 and since that time has held various positions including most recently Vice President of International Strategic Development, Senior Vice President of Indonesia, Vice President of Indonesia Country Manager and Corporate Development and Vice President/Deputy General Counsel of Corporate Development.

Geoff Burns, Chairman of Maverix, commented “We are very pleased to be welcoming Mr. Rhodes to our Board of Directors. Blake will be an excellent addition to our existing Board, bringing with him an array of experience in the mining industry. With a strong background in both corporate development and law we believe his input will add great value to our Board as we continue to focus on growing our royalty and streaming portfolio.”

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.